 COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 5 DATED JUNE 16, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 1, dated April 30, 2010, Supplement No. 2 dated May 6, 2010, Supplement No. 3 dated May 14, 2010 and Supplement No. 4 dated May 28, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments and the placement of debt on certain real property investments;
(3)	potential real property investments; and
(4)	prior potential property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of June 15, 2010, we had accepted investors’ subscriptions for, and issued, 170,376,312 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.7 billion.  As of June 15, 2010, we had approximately 79,623,688 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of June 15, 2010, we wholly-owned 221 properties located in 37 states, comprising approximately 6.6 million gross rentable square feet of commercial space and approximately 7.0 million square feet of land subject to ground leases.  Properties acquired between May 14, 2010 and June 15, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price (1)
Walgreens – Lancaster (Palmdale), CA	Drugstore	Walgreens Co.	13,650		$5,537,000
Northern Tool – Ocala, FL	Specialty Retail	Northern Tool & Equipment Company, Inc.	26,054		3,518,000
Walgreens – Beloit, WI	Drugstore	Walgreen Co.	14,820		4,310,000
Igloo Distribution Facility – Katy, TX	Distribution	Igloo Products Corp.	914,195		38,100,000
Tractor Supply – Ballinger, TX	Specialty Retail	Tractor Supply Co. of Texas, LP	19,097		2,493,721
Tractor Supply – Murphy, NC	Specialty Retail	Tractor Supply Company	19,097		2,842,093
Walgreens – Rocky Mount, NC	Drugstore	Walgreen Co.	14,820		5,863,000
Whole Foods – Hinsdale, IL	Grocery	Wild Oats Markets, Inc.	48,835		11,610,000
AT&T Regional Headquarters – Dallas, TX	Office Building	Southwestern Bell Telephone Company	206,040		29,400,000
Kum & Go – Tipton, IA	Convenience Store	Kum & Go, LC	5,118		2,494,118
Autozone – Mt. Orab, OH	Automotive Parts	AutoZone Development Corporation	6,816		1,364,000
Autozone – Hamilton, OH	Automotive Parts	AutoZone Development Corporation	6,816		1,636,000
Autozone – Trenton, OH	Automotive Parts	AutoZone Development Corporation	6,816		1,011,000
Autozone – Blanchester, OH	Automotive Parts	AutoZone Development Corporation	7,370		1,054,500
Autozone – Nashville, TN	Automotive Parts	AutoZone Development Corporation	6,815		1,673,000
Evans Exchange – Evans, GA	Shopping Center	Various	54,948	(2)	19,400,000
			1,371,307		$132,306,432

(1)	Purchase price does not include acquisition costs.

(2)	Excludes square feet subject to two ground leases.

Joint venture properties

As of June 15, 2010, we, through two joint venture arrangements, had indirect interests in seven properties located in two states, including one land parcel, comprising approximately 691,000 gross rentable square feet of commercial space and approximately 213,000 square feet of land.  Properties acquired by the joint ventures between May 14, 2010 and June 15, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price (1)
Kohl’s (Land Parcel) – Rice Lake, WI (2)	Department Store	Kohl’s Value Services, Inc.	—	(2)	$1,190,000
Tops Plaza – Arcade, NY (3)	Shopping Center	Various	65,915		4,363,960
Tops Plaza – Tonawanda, NY (3)	Shopping Center	Various	97,014		7,431,264
Tops Plaza – Hamlin, NY (3)	Shopping Center	Various	60,488		2,703,382
Tops Plaza – Elmira, NY (3)	Shopping Center	Various	98,330		7,610,983
Tops Plaza – Avon, NY (3)	Shopping Center	Various	63,288		3,148,179
Youngmann Plaza – Tonawonda, NY (3)	Shopping Center	Various	306,421	(4)	17,325,342
			691,456		$43,773,110

(1)	Purchase price represents amount paid by the joint venture and does not include acquisition costs.

(2)
We have an interest in the land upon which a Kohl’s department store, of approximately 64,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the joint venture subject to meeting certain requirements as specified in the joint venture agreement.  Based on budgeted construction costs, the purchase price will be approximately $6.8 million.

(3)	We have an 80% indirect interest in the property through the joint venture.

(4)	Excludes square feet subject to two ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of June 15, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 221 properties located in 37 states, consisting of approximately 6.6 million gross rentable square feet of commercial space and approximately 7.0 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between May 14, 2010 and June 15, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
Walgreens – Lancaster (Palmdale), CA	May 17, 2010	2009	$5,537,000	$110,740	7.75%	100%
Northern Tool – Ocala, FL	May 20, 2010	2009	3,518,000	70,360	8.70%	100%
Walgreens – Beloit, WI	May 20, 2010	2008	4,310,000	86,200	7.75%	100%
Igloo Distribution Facility – Katy, TX	May 21, 2010	2004	38,100,000	762,000	8.13%	100%
Tractor Supply – Ballinger, TX	May 21, 2010	2010	2,493,721	49,874	8.57%	100%
Tractor Supply – Murphy, NC	May 21, 2010	2010	2,842,093	56,842	8.57%	100%
Walgreens – Rocky Mount, NC	May 26, 2010	2009	5,863,000	117,260	7.76%	100%
Whole Foods – Hinsdale, IL	May 28, 2010	1999	11,610,000	232,200	8.00%	100%
AT&T Regional Headquarters – Dallas, TX	May 28, 2010	2001	29,400,000	588,000	9.84%	100%
Kum & Go – Tipton, IA	May 28, 2010	2008	2,494,118	49,882	8.50%	100%
Autozone – Mt. Orab, OH	June 9, 2010	2009	1,364,000	27,280	8.25%	100%
Autozone – Hamilton, OH	June 9, 2010	2008	1,636,000	32,720	8.25%	100%
Autozone – Trenton, OH	June 9, 2010	2008	1,011,000	20,220	8.25%	100%
Autozone – Blanchester, OH	June 9, 2010	2008	1,054,500	21,090	8.25%	100%
Autozone – Nashville, TN	June 9, 2010	2009	1,673,000	33,455	8.25%	100%
Evans Exchange – Evans, GA	June 11, 2010	2009	19,400,000	388,003	8.54%	99.2%
			$132,306,432	$2,646,126

(1)	Purchase price does not include acquisition costs.

(2)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(3)
Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

Joint venture properties

As of June 15, 2010, we, through two joint venture arrangements, had indirect interests in seven properties located in two states, including one land parcel, comprising approximately 691,000 gross rentable square feet of commercial space and approximately 213,000 square feet of land. Our interests in each joint venture that owns the properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired by the joint ventures between May 14, 2010 and June 15, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)		Initial Yield (3)		Physical Occupancy
Kohl’s (Land Parcel) – Rice Lake, WI	May 17, 2010	N/A (4)	$1,190,000	$—		8.75%	(4)	100%
Tops Plaza – Arcade, NY (5)	June 4, 2010	1995	4,363,960	69,823	(6)	15.20%		100%
Tops Plaza – Tonawanda, NY (5)	June 4, 2010	1996	7,431,264	118,900	(6)	14.31%		90.6%
Tops Plaza – Hamlin, NY (5)	June 4, 2010	1997	2,703,382	43,254	(6)	15.97%		85.2%
Tops Plaza – Elmira, NY (5)	June 4, 2010	1997	7,610,983	121,776	(6)	14.68%		100%
Tops Plaza – Avon, NY (5)	June 4, 2010	1997	3,148,179	50,371	(6)	13.54%		82.1%
Youngmann Plaza – Tonawonda, NY (5)	June 4, 2010	2001	17,325,342	277,205	(6)	13.72%		96.3%
			$43,773,110	$681,329

(1)	Purchase price represents amount paid by the joint venture and does not include acquisition costs.

(2)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(3)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)
We have an interest in the land upon which a Kohl’s department store, of approximately 64,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the joint venture subject to meeting certain requirements as specified in the joint venture agreement. Based on budgeted construction costs, the purchase price will be approximately $6.8 million.

(5)	We have an 80% indirect interest in the property through the joint venture.

(6)	Represents fees paid to our sponsor based on our 80% indirect interest in the property through the joint venture.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet		Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Walgreens – Lancaster (Palmdale), CA	1	Walgreens Co.	13,650		100%		10/5 yr.	$429,139		$31.44	5/17/2010	11/30/2034
Northern Tool – Ocala, FL	1	Northern Tool & Equipment Company, Inc.	26,054		100%		3/5 yr.	306,135	(4)	11.75	5/20/2010	5/31/2023
Walgreens – Beloit, WI	1	Walgreen Co.	14,820		100%		10/5 yr.	334,000		22.54	5/20/2010	9/30/2033
Igloo Distribution Facility – Katy, TX	1	Igloo Products Corp.	914,195		100%		1/5 yr., 2/10 yr.	3,098,027	(5)	3.16	5/21/2010	10/31/2024
Tractor Supply – Ballinger, TX	1	Tractor Supply Co. of Texas, LP	19,097		100%		4/5 yr.	213,600	(6)	11.19	5/21/2010	3/31/2025
Tractor Supply – Murphy, NC	1	Tractor Supply Company	19,097		100%		4/5 yr.	243,560	(7)	12.75	5/21/2010	3/31/2025
Walgreens – Rocky Mount, NC	1	Walgreen Co.	14,820		100%		10/5 yr.	455,000		30.70	5/26/2010	5/31/2034
Whole Foods – Hinsdale, IL	1	Wild Oats Markets, Inc.	48,835		100%		4/5 yr.	929,100	(8)	18.49	5/28/2010	9/30/2024
AT&T Regional Headquarters– Dallas, TX	1	Southwestern Bell Telephone Company	206,040		100%		1/10 yr.	2,893,111	(7)	14.04	5/28/2010	5/31/2016
Kum & Go — Tipton, IA	1	Kum & Go, LC	5,118		100%		4/5 yr.	212,000	(6)	41.42	5/28/2010	5/31/2030
Autozone - Mt. Orab, OH	1	AutoZone Development Corporation	6,816		100%		4/5 yr.	112,560		16.51	6/9/2010	8/31/2029
Autozone - Hamilton, OH	1	AutoZone Development Corporation	6,816		100%		4/5 yr.	135,000		19.81	6/9/2010	11/30/2028
Autozone - Trenton, OH	1	AutoZone Development Corporation	6,816		100%		4/5 yr.	83,400		12.24	6/9/2010	11/30/2028
Autozone - Blanchester, OH	1	AutoZone Development Corporation	7,370		100%		4/5 yr.	87,000		11.80	6/9/2010	6/30/2028
Autozone - Nashville, TN	1	AutoZone Development Corporation	6,815		100%		4/5 yr.	138,000		20.25	6/9/2010	1/31/2030
Evans Exchange –	1	Home Depot USA, Inc.	—	(9)	67%	(10)	8/5 yr.	495,600		0.84	6/11/2010	1/31/2018
Evans, GA								545,160		0.93	2/1/2018	1/31/2028
	1	Food Lion, LLC	34,928		18%		6/5 yr.	581,202	(11)	16.64	6/11/2010	12/2/2028

(1)	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by approximately 4% of the then-current annual base rent.

(5)	The annual base rent under the lease increases in the 10th and 15th lease years by approximately 7.5% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by approximately 7.5% of the then-current annual base rent.

(7)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.

(8)	The annual base rent under the lease increases in the 11th, 16th and 21st lease years by $25,950.

(9)	Subject to a ground lease.

(10)	Percentage based on square feet of the building.

(11)	In addition to the current annual base rent, percentage rent for the current term shall be 1.0% of gross sales in excess of approximately $58.1 million.

Joint venture properties

The following table sets forth the principal provisions of the lease term for the major tenants at the joint venture properties we listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Kohl’s (Land Parcel) – Rice Lake, WI	1	Kohl’s Value Services, Inc.	64,016	(4)	100%	8/5 yr.	$596,900		$9.32	(4)	3/15/2011	(4)	1/31/2032	(4)
Tops Plaza –	1	Tops Markets, LLC	45,515		69%	5/5 yr., 1/4 yr.	438,500		9.63		6/4/2010		12/31/2011
Arcade, NY							452,750		9.95		1/1/2012		12/31/2015
Tops Plaza – Tonawanda, NY	1	Tops Markets, LLC	67,000		69%	5/5 yr., 1/4 yr.	805,000		12.01		6/4/2010		5/31/2017
Tops Plaza – Hamlin, NY	1	Tops Markets, LLC	47,000		78%	5/5 yr., 1/4 yr.	384,511		8.18		6/4/2010		5/31/2017
Tops Plaza – Elmira, NY	1	Tops Markets, LLC	77,000		78%	5/5 yr., 1/4 yr.	792,750		10.30		6/4/2010		6/30/2017
	1	Dollar Tree Stores, Inc.	11,330		12%	1/5 yr., 1/4 yr.	90,640		8.00		6/4/2010		4/30/2014
Tops Plaza – Avon, NY	1	Tops Markets, LLC	47,000		74%	5/5 yr., 1/4 yr.	366,572		7.80		6/4/2010		5/31/2017
Youngmann Plaza –	1	BJ’s Wholesale Club, Inc.	109,992		35%	1/5 yr.	786,528		7.15		6/4/2010		8/31/2010
Tonawonda, NY							853,856		7.76		9/1/2010		8/31/2015
	1	Gander Mountain	70,062		22%	3/5 yr.	472,919		6.75		6/4/2010		12/31/2010
		Company					507,950		7.25		1/1/2011		12/31/2015
	1	Tops Markets, LLC	51,000		16%	5/5 yr., 1/4 yr.	510,000	(5)	10.00		6/4/2010		6/21/2020
	1	Consolidated Stores Corporation	37,243		12%	2/5 yr.	197,388	(6)	5.30		6/4/2010		1/31/2012

(1)	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)
We have an interest in the land upon which a Kohl’s department store, of approximately 64,000 rentable square feet, will be developed.  Upon completion of the building, we will be obligated to purchase the property from the joint venture subject to meeting certain requirements as specified in the joint venture agreement.

(5)	The annual base rent under the lease increases in the 11th and 16th lease years by $25,500.

(6)	In addition to the current annual base rent, percentage rent for the current term shall be 2.5% of gross sales in excess of approximately $7.9 million.

Placement of Debt on Certain Real Property Investments

Wholly-owned properties

We obtained or assumed the following mortgage notes in connection with certain wholly-owned property acquisitions:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate	Loan Date	Maturity Date
Various (1)	JPMorgan Chase Bank, N.A.	$41,610,000	5.71%	5/19/2010	6/1/2020
Various (2)	Goldman Sachs Commercial Mortgage Capital, LP	63,600,000	5.73%	6/4/2010	6/1/2020
Evans Exchange – Evans, GA	American Fidelity Assurance Company	5,840,667	6.58%	6/11/2010	2/10/2019
		$111,050,667

(1)	The loan is secured by 16 single-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $83.2 million.

(2)
The loan is secured by 20 single-tenant commercial properties and one multi-tenant commercial property that we own through our subsidiaries with an aggregate purchase price of approximately $127.2 million.

The mortgage notes are generally non-recourse to us and CCPT III OP, but both are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement.  In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions.  Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 3.00% to 5.00%.

In connection with the mortgage notes above, we paid our advisor aggregate financing coordination fees equal to approximately $1.1 million.

Joint venture properties

We obtained the following mortgage note in connection with certain joint venture property acquisitions:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate	Loan Date	Maturity Date
Various (1)	NewAlliance Bank	$26,000,000	6.25%	6/4/2010	7/1/2020

(1)	The loan is secured by six multi-tenant commercial properties that we own through a joint venture with an aggregate purchase price of approximately $42.6 million.

The mortgage note may be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement.  In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions.  Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 3.00%.

In connection with the mortgage note above, we paid our advisor a financing coordination fee of approximately $208,000, based on our 80% indirect interest in the property.

Tenant Lease Expirations

 Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of June 15, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the “Total Annual Base Rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	6	16,368	257,117	0.25%
2012	14	60,950	1,162,272	1.12%
2013	9	64,807	615,626	0.59%
2014	4	9,065	268,045	0.26%
2015	7	36,795	475,151	0.46%
2016	1	206,040	3,133,585	3.02%
2017	7	67,385	952,948	0.92%
2018	11	181,224	2,653,453	2.56%
2019	12	87,285	1,939,692	1.87%
2020	5	50,849	1,003,612	0.97%
	76	780,768	$12,461,501	12.02%

Joint venture properties

The following table sets forth lease expirations of our joint venture properties, as of June 15, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the “Total Annual Base Rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	6	31,370	$123,731	2.07%
2011	4	11,200	87,458	1.46%
2012	7	54,075	505,630	8.47%
2013	5	8,460	106,422	1.78%
2014	4	25,400	269,890	4.52%
2015	7	235,069	1,995,220	33.41%
2016	1	7,245	83,606	1.40%
2017	4	238,000	2,348,833	39.33%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
	38	610,819	$5,520,790	92.44%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned and joint venture properties noted above is approximately $108.4 million and $34.9 million, respectively.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated as follows:

Wholly-owned Property	Depreciable Tax Basis
Walgreens – Lancaster (Palmdale), CA	$4,547,346
Northern Tool – Ocala, FL	2,891,750
Walgreens – Beloit, WI	3,532,082
Igloo Distribution Facility – Katy, TX	31,159,277
Tractor Supply – Ballinger, TX	2,056,625
Tractor Supply – Murphy, NC	2,340,240
Walgreens – Rocky Mount, NC	4,796,650
Whole Foods – Hinsdale, IL	9,493,230
AT&T Regional Headquarters– Dallas, TX	24,055,322
Kum & Go — Tipton, IA	2,061,440
Autozone - Mt. Orab, OH	1,133,538
Autozone - Hamilton, OH	1,356,063
Autozone - Trenton, OH	845,094
Autozone - Blanchester, OH	880,202
Autozone - Nashville, TN	1,384,904
Evans Exchange – Evans, GA	15,887,509	(1)
	$108,421,272

(1)	Depreciable basis excludes two ground leases.

Joint Venture Property	Depreciable Tax Basis
Kohl’s (Land Parcel) – Rice Lake, WI	$—	(1)
Tops Plaza – Arcade, NY	3,572,520
Tops Plaza – Tonawanda, NY	6,083,545
Tops Plaza – Hamlin, NY	2,213,102
Tops Plaza – Elmira, NY	6,230,670
Tops Plaza – Avon, NY	2,577,232
Youngmann Plaza – Tonawonda, NY	14,183,252	(2)
	$34,860,321

(1)	Land parcel, which is not depreciated.

(2)	Depreciable basis excludes two ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
Staples – Houston, TX	June 2010	$3,692,000	$73,840
Lowe’s – Sanford, ME	June 2010	9,375,000	187,500
Stop & Shop – Stamford, CT	June 2010	30,500,000	610,000
CVS – Ft. Meyers, FL	June 2010	5,966,000	119,320
Autozone – Pearl River, LA	June 2010	1,400,000	28,000
CVS – League City, TX	June 2010	4,601,600	92,032
CVS – Houston, TX	June 2010	4,601,600	92,032
Tractor Supply – Southwick, MA	June 2010	4,414,201	88,284
Tractor Supply – Belchertown, MA	June 2010	3,639,645	72,793
		$68,190,046	$1,363,801

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
Staples – Houston, TX	Staples the Office Superstore, LLC	20,060		100%
Lowe’s – Sanford, ME	Lowe’s Home Centers, Inc.	—	(2)	100%
Stop & Shop – Stamford, CT	The Stop & Shop Supermarket Company, LLC	69,733		100%
CVS – Ft. Meyers, FL	Holiday CVS, LLC	12,900		100%
Autozone – Pearl River, LA	AutoZone Development Corporation	7,370		100%
CVS – League City, TX	CVS Pharmacy, Inc.	12,900		100%
CVS – Houston, TX	CVS Pharmacy, Inc.	12,900		100%
Tractor Supply – Southwick, MA	Tractor Supply Company	19,097		100%
Tractor Supply – Belchertown, MA	Tractor Supply Company	19,097		100%
		174,057

(1)	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

(2)	Subject to a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Staples – Houston, TX	1	Staples the Office Superstore, LLC	3/5 yr.	$300,900		$15.00		6/14/2008	6/30/2018
Lowe’s – Sanford, ME	1	Lowe’s Home Centers, Inc.	6/5 yr.	690,000		1.03	(4)	10/30/2009	10/31/2029
Stop & Shop – Stamford, CT	1	The Stop & Shop Supermarket Company, LLC	11/5 yr.	2,428,350	(5)	34.82		7/13/2006	7/31/2031
CVS – Ft. Meyers, FL	1	Holiday CVS, LLC	3/5 yr.	477,300		37.00		10/30/2009	1/31/2035
Autozone – Pearl River, LA	1	AutoZone Development	4/5 yr.	115,200		15.63		6/1/2007	6/30/2017
		Corporation		118,080		16.02		7/1/2017	6/30/2027
CVS – League City, TX	1	CVS Pharmacy, Inc.	6/5 yr.	348,300		27.00		11/25/2007	11/24/2019
				365,715		28.35		11/25/2019	1/31/2033
CVS – Houston, TX	1	CVS Pharmacy, Inc.	6/5 yr.	348,300		27.00		11/4/2007	11/3/2019
				365,715		28.35		11/4/2019	1/31/2033
Tractor Supply – Southwick, MA	1	Tractor Supply Company	4/5 yr.	373,000	(6)	19.53		1/11/2009	1/10/2024
Tractor Supply – Belchertown, MA	1	Tractor Supply Company	4/5 yr.	307,550	(6)	16.10		3/15/2009	3/14/2024

(1)	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

(2)	Represents remaining option renewal periods/term of each option.

(3)	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(4)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(5)	The annual base rent under the lease increases every five years by approximately 1.4% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by 8.5% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt.  We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described potential acquisitions of a 45,000 square foot single-tenant commercial building leased to L.A. Fitness International Texas, L.P., located in League City, TX and a 12,222 square foot single-tenant commercial building leased to Hook-SupRx, L.L.C., located in Indianapolis, IN.  The properties are no longer under consideration for purchase.